Exhibit 99.2

EXPLANATORY NOTE

Studio City Investments Limited’s Quarterly Report

for the Three and Nine Months Ended September 30, 2018

This quarterly report serves to provide holders of Studio City Company Limited’s US$350,000,000 5.875% senior secured notes due 2019 (the “2019 Studio City Company Notes”) with Studio City Investments Limited’s unaudited condensed consolidated financial statements, comprising condensed consolidated balance sheets, condensed consolidated statements of operations and condensed consolidated statements of cash flows, for the three and nine months ended September 30, 2018, together with the related information, pursuant to the terms of the indenture, dated November 30, 2016, as supplemented, relating to the 2019 Studio City Company Notes. Each of Studio City Investments Limited and Studio City Company Limited is a subsidiary of Melco Resorts & Entertainment Limited. Studio City Investments Limited is the parent guarantor of the 2019 Studio City Company Notes.

This communication is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the company and management, as well as financial statements.

Studio City Investments Limited

Report for the Third Quarter of 2018

INTRODUCTION

In this quarterly report, unless otherwise indicated:

•	“2021 Studio City Company Notes” refers to the US$850.0 million aggregate principal amount of 7.250% senior notes due 2021 issued by Studio City Company Limited on November 30, 2016;

•

“2021 Studio City Senior Secured Credit Facility” refers to the facility agreement dated November 23, 2016 with, among others, Bank of China Limited, Macau Branch, to amend, restate and extend the Studio City Project Facility to provide for senior secured credit facilities in an aggregate amount of HK$234.0 million, which consist of a HK$233.0 million (equivalent to approximately US$29.9 million) revolving credit facility and a HK$1.0 million (equivalent to approximately US$129,000) term loan facility;

•	“Altira Macau” refers to an integrated casino and hotel development located in Taipa, Macau, that caters to Asian VIP rolling chip customers;

•	“China” and “PRC” refer to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan from a geographical point of view;

•

“City of Dreams” refers to a casino, hotel, retail and entertainment integrated resort located in Cotai, Macau, which currently features casino areas and four luxury hotels, including a collection of retail brands, a wet stage performance theater and other entertainment venues;

•	“Concessionaire(s)” refers to the holder(s) of a concession for the operation of casino games in Macau;

•	“Cotai” refers to an area of reclaimed land located between the islands of Taipa and Coloane in Macau;

•	“DICJ” refers to the Direcção de Inspecção e Coordenação de Jogos (the Gaming Inspection and Coordination Bureau), a department of the Public Administration of Macau;

•

“Gaming Operator” or “Melco Resorts Macau” refers to Melco Resorts (Macau) Limited, a company incorporated under the laws of Macau that is a wholly owned subsidiary of Melco, the holder of a subconcession under the Subconcession Contract and the operator of Studio City Casino;

•	“HK$” and “H.K. dollar(s)” refer to the legal currency of Hong Kong;

•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the PRC;

•

“Land Grant” refers to the land concession by way of lease, for a period of 25 years as of October 17, 2001, subject to renewal, for a plot of land situated in Cotai, Macau, described with the Macau Immovable Property Registry under No. 23059 and registered in Studio City Developments Limited’s name under inscription no. 26642 of Book F, titled by Dispatch of the Secretary for Public Works and Transportation no. 100/2001 of October 9, 2001, published in the Macau Official Gazette no. 42 of October 17, 2001 as amended by Dispatch of the Secretary for Public Works and Transportation no. 31/2012 of July 19, 2012, published in the Macau Official Gazette no. 30 of July 25, 2012, and by Dispatch of Secretary for Public Works and Transportation no. 92/2015 of September 10, 2015, published in the Macau Official Gazette no. 38 of September 23, 2015 and including any other amendments from time to time to such land concession;

•	“Macau” refers to the Macau Special Administrative Region of the PRC;

•

“Master Services Agreements” refers to the services agreements (including work agreements) and arrangements for non-gaming services entered into on December 21, 2015 between SCI and certain of its subsidiaries, on the one hand, and certain Melco Affiliates, on the other hand, under which SCI and its subsidiaries and Melco Affiliates share and mutually provide certain non-gaming services at Studio City, City of Dreams and Altira Macau;

•	“MCE Cotai” refers to MCE Cotai Investments Limited, a subsidiary of Melco and a shareholder of SCI;

•

“Melco” refers to Melco Resorts & Entertainment Limited, a company incorporated in the Cayman Islands with its American depositary shares listed on the NASDAQ Global Select Market, and which, through its subsidiary MCE Cotai, is the majority shareholder of SCI;

•	“Melco Affiliates” refers to the subsidiaries of Melco other than SCI and its subsidiaries;

•	“Pataca(s)” and “MOP” refer to the legal currency of Macau;

•

“remaining project” refers to the part of the Studio City project comprised of a gross floor area of approximately 229,968 square meters, which is required to be developed under the land concession contract;

•

“SCI” refers to an indirect parent of our company, Studio City International Holdings Limited, a company incorporated in the Cayman Islands with limited liability with its American depositary shares listed on the New York Stock Exchange;

•

“Services and Right to Use Arrangements” refers to the agreement entered into among, inter alia, Melco Resorts Macau and Studio City Entertainment, dated May 11, 2007 and amended on June 15, 2012, and any other agreements or arrangements entered into from time to time, which may amend, supplement or relate to the aforementioned agreements or arrangements;

•

“Site” or “Land” refers to the plot of land situated in Macau, at the Cotai reclaimed land area, with a gross area of approximately 1.4 million square feet (130,789 square meters), described at the Macau Immovable Property Registry under no. 23059, and registered in Studio City Developments Limited’s name under inscription no. 26642 of Book F, titled by Dispatch of the Secretary for Public Works and Transportation no. 100/2001 of October 9, 2001, as amended by Dispatch of the Secretary for Public Works and Transportation no. 31/2012 of July 19, 2012, published in the Macau Official Gazette no. 30 of July 25, 2012, and by Dispatch of Secretary for Public Works and Transportation no. 92/2015 of September 10, 2015, published in the Macau Official Gazette no. 38 of September 23, 2015, comprised of lots G300, G310 and G400, denoted by the letter “A” on map no. 5899/2000 issued by Macau Cartography and Cadastre Bureau on January 3, 2012;

•	“Studio City Casino” refers to the gaming areas being operated within Studio City;

•	“Studio City Company Notes” refers to, collectively, the 2019 Studio City Company Notes and the 2021 Studio City Company Notes;

•	“Studio City Entertainment” refers to our subsidiary, Studio City Entertainment Limited, a Macau company;

•	“Studio City Finance” refers to Studio City Finance Limited, a British Virgin Islands company;

•	“Studio City Finance Notes” refers to the US$825.0 million aggregate principal amount of 8.500% senior notes due 2020 issued by Studio City Finance Limited on November 26, 2012;

•	“Studio City Intercompany Note” refers to the on-loan by Studio City Finance to our company of the proceeds of the Studio City Finance Notes offering;

•

“Studio City Project Facility” refers to the senior secured project facility, dated January 28, 2013 and as amended from time to time, entered into between, among others, Studio City Company Limited as borrower and certain subsidiaries as guarantors, comprising a term loan facility of HK$10,080,460,000 (equivalent to approximately US$1.3 billion) and revolving credit facility of HK$775,420,000 (equivalent to approximately US$100.0 million), and which has been amended, restated and extended by the 2021 Studio City Senior Secured Credit Facility;

•

“Subconcession Contract” refers to the subconcession contract executed between the Gaming Operator and Wynn Resorts (Macau) S.A., or Wynn Resorts Macau, on September 8, 2006, that provides for the terms and conditions of the subconcession granted to the Gaming Operator by Wynn Resorts Macau;

•	“Subconcessionaire(s)” refers to the holder(s) of a subconcession for the operation of casino games in Macau;

•	“US$” and “U.S. dollar(s)” refer to the legal currency of the United States;

•	“U.S. GAAP” refers to the U.S. generally accepted accounting principles; and

•	“we,” “us,” “our,” “our company” and “the Company” refer to Studio City Investments Limited and, as the context requires, its predecessor entities and its consolidated subsidiaries.

This quarterly report includes our unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2018.

Any discrepancies in any table between totals and sums of amounts listed therein are due to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures preceding them.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This quarterly report contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. Known and unknown risks, uncertainties and other factors may cause our actual results, performances or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. We operate in a heavily regulated and evolving industry and have a highly leveraged business model. Moreover, we operate in Macau’s gaming sector, a market with intense competition, and therefore new risk factors may emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those expressed or implied in any forward-looking statement. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitations in Macau, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.

The forward-looking statements made in this quarterly report relate only to events or information as of the date on which the statements are made in this quarterly report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this quarterly report with the understanding that our actual future results may be materially different from what we expect.

GLOSSARY

“cage”	a secure room within a casino with a facility that allows patrons to carry out transactions required to participate in gaming activities, such as exchange of cash for chips and exchange of chips for cash or other chips

“chip”	round token that is used on casino gaming tables in lieu of cash

“concession”	a government grant for the operation of games of fortune and chance in casinos in Macau under an administrative contract pursuant to which a concessionaire, or the entity holding the concession, is authorized to operate games of fortune and chance in casinos in Macau

“drop”	the amount of cash to purchase gaming chips and promotional vouchers that is deposited in a gaming table’s drop box, plus gaming chips purchased at the casino cage

“drop box”	a box or container that serves as a repository for cash, chip purchase vouchers, credit markers and forms used to record movements in the chip inventory on each table game

“electronic gaming table”	table with an electronic or computerized wagering and payment system that allow players to place bets from multiple-player gaming seats

“gaming machine”	slot machine and/or electronic gaming table

“gaming machine handle”	the total amount wagered in gaming machines

“gaming machine win rate”	gaming machine win (calculated before non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) expressed as a percentage of gaming machine handle

“gaming promoter”	an individual or corporate entity who, for the purpose of promoting rolling chip and other gaming activities, arranges customer transportation and accommodation, provides credit in its sole discretion if authorized by a gaming operator and arranges food and beverage services and entertainment in exchange for commissions or other compensation from a gaming operator

“integrated resort”	a resort which provides customers with a combination of hotel accommodations, casinos or gaming areas, retail and dining facilities, MICE space, entertainment venues and spas

“junket player”	a player sourced by gaming promoters to play in the VIP gaming rooms or areas

“marker”	evidence of indebtedness by a player to the casino or gaming operator

“mass market patron”	a customer who plays in the mass market segment

“mass market segment”	consists of both table games and gaming machines played by mass market players primarily for cash stakes

“mass market table games drop”	the amount of table games drop in the mass market table games segment

“mass market table games hold percentage”	mass market table games win (calculated before discounts, commissions, non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of mass market table games drop

“mass market table games segment”	the mass market segment consisting of mass market players who play table games

“MICE”	Meetings, Incentives, Conventions and Exhibitions, an acronym commonly used to refer to tourism involving large groups brought together for an event or specific purpose

“non-negotiable chip”	promotional casino chip that is not to be exchanged for cash

“premium direct player”	a rolling chip player who is a direct customer of the concessionaires or subconcessionaires and is attracted to the casino through direct marketing efforts and relationships with the gaming operator

“rolling chip” or “VIP rolling chip”	non-negotiable chip primarily used by rolling chip patrons to make wagers

“rolling chip patron”	a player who primarily plays on rolling chip or VIP rolling chip tables and typically plays for higher stakes than mass market gaming patrons

“rolling chip segment”	consists of table games played in private VIP gaming rooms or areas by rolling chip patrons who are either premium direct players or junket players

“rolling chip volume”	the amount of non-negotiable chips wagered and lost by the rolling chip market segment

“rolling chip win rate”	rolling chip table games win (calculated before discounts, commissions, non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of rolling chip volume

“slot machine”	traditional slot or electronic gaming machine operated by a single player

“subconcession”	an agreement for the operation of games of fortune and chance in casinos between the entity holding the concession, or the concessionaire, and a subconcessionaire, pursuant to which the subconcessionaire is authorized to operate games of fortune and chance in casinos in Macau

“table games win”	the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues

“VIP gaming room”	gaming rooms or areas that have restricted access to rolling chip patrons and typically offer more personalized service than the general mass market gaming areas

EXCHANGE RATE INFORMATION

Although we have certain expenses and revenues denominated in Patacas, our revenues and expenses are denominated predominantly in H.K. dollars and, in connection with a portion of our indebtedness and certain expenses, in U.S. dollars. Unless otherwise noted, all translations from H.K. dollars to U.S. dollars and from U.S. dollars to H.K. dollars in this quarterly report were made at the rate of HK$7.78 to US$1.00.

The H.K. dollar is freely convertible into other currencies (including the U.S. dollar). Since October 17, 1983, the H.K. dollar has been officially linked to the U.S. dollar at the rate of HK$7.80 to US$1.00. The market exchange rate has not deviated materially from the level of HK$7.80 to US$1.00 since the peg was first established. However, in May 2005, the Hong Kong Monetary Authority broadened the trading band from the original rate of HK$7.80 per U.S. dollar to a rate range of HK$7.75 to HK$7.85 per U.S. dollar. The Hong Kong government has stated its intention to maintain the link at that rate, and, acting through the Hong Kong Monetary Authority, has a number of means by which it may act to maintain exchange rate stability. However, no assurance can be given that the Hong Kong government will maintain the link at HK$7.75 to HK$7.85 per U.S. dollar or at all.

The noon buying rate on September 28, 2018 in New York City for cable transfers in H.K. dollars for U.S. dollars, provided in the H.10 weekly statistical release of the Federal Reserve Board of the United States as certified for customs purposes by the Federal Reserve Bank of New York, was HK$7.8259 to US$1.00. On November 23, 2018, the noon buying rate was HK$7.8238 to US$1.00. We make no representation that any H.K. dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or H.K. dollars, as the case may be, at any particular rate or at all.

The Pataca is pegged to the H.K. dollar at a rate of HK$1.00 to MOP1.03. All translations from Pataca to U.S. dollar in this quarterly report were made at the exchange rate of MOP8.0134 to US$1.00. The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for cable transfers in Pataca.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in connection with our unaudited condensed consolidated financial statements included elsewhere in this quarterly report. Our unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2017. Our unaudited condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements for the year ended December 31, 2017, except for the adoption of Accounting Standards Codification 606, Revenue from Contracts with Customers (Topic 606) (“New Revenue Standard”) on January 1, 2018 under the modified retrospective method. Amounts for the periods beginning on or after January 1, 2018 are presented under the New Revenue Standard, while prior period amounts are not adjusted and continue to be reported in accordance with the previous basis. The historical results are not necessarily indicative of the results of operations to be expected in the future. Certain statements in this “Financial Condition and Results of Operations” are forward-looking statements.

Results of Operations

Studio City is a large-scale cinematically-themed integrated entertainment, retail and gaming resort which opened in October 2015. During the third quarter of 2018, Studio City Casino had approximately 288 gaming tables and approximately 938 gaming machines operating. The gaming operations of Studio City are focused on the mass market and target all ranges of mass market patrons. While Studio City focuses on the mass market segment for gaming, VIP rolling chip operations, including both junket and premium direct VIP offerings, were introduced at Studio City in early November 2016 and a VIP rolling chip area has been built at Studio City with 45 VIP tables as of September 30, 2018. Revenues from provision of gaming related services in relation to the Studio City Casino VIP gaming operations amounted to US$12.3 million in the third quarter of 2018, compared with US$16.8 million in the third quarter of 2017, representing a decrease of 27%. There is no assurance that VIP tables will continue to be operated at the Studio City Casino beyond November 2019.

Studio City also includes luxury hotel offerings and various entertainment, retail and food and beverage outlets to attract a diverse range of customers. Designed to focus on the mass market segment, Studio City offers cinematically-themed, unique and innovative interactive attractions, including the world’s first figure-8 and Asia’s highest Ferris wheel, a Warner Bros.-themed family entertainment center, a Batman film franchise digital ride, a 5,000 seat multi-purpose live performance arena and a nightclub, as well as approximately 1,600 hotel rooms, various food and beverage outlets and approximately 35,000 square meters (equivalent to approximately 377,000 square feet) of themed and innovative retail space.

Studio City Casino is operated by the Gaming Operator, one of the subsidiaries of Melco and holder of a gaming subconcession, and we operate the non-gaming businesses of Studio City. Studio City will assess and evaluate its focus on different market segments from time to time and will adjust its operations as appropriate.

Studio City sits within a ring-fenced credit group separate from its shareholders and Studio City’s debt obligations are not guaranteed by its shareholders. In particular, Melco is not a guarantor under the 2021 Studio City Senior Secured Credit Facility, the Studio City Finance Notes or the Studio City Company Notes. As such, SCI and its shareholders are not contractually required to provide any additional financial support to Studio City with respect to the Studio City debt obligations.

Under our current plan for the remaining project, the remaining project is expected to consist of two hotel towers with a total of approximately 940 rooms and a gaming area of approximately 2,000 square meters. In addition, we currently envision the remaining project to also contain a waterpark with approximately 10,000 square meters indoors and approximately 2,000 square meters outdoors. Other non-gaming attractions expected to be part of the remaining project include MICE space, retail and food and beverage outlets and a cineplex. Based on our current plan for the remaining project, we currently expect a project budget of approximately US$1.35 billion to US$1.40 billion for the development of the remaining project (exclusive of any pre-opening costs) and a construction period of approximately 32 months.

In February 2018, we announced that the Macau government granted an extension of the development period under the Studio City land concession contract. Pursuant to such extension, the development period for the land of Studio City has been extended to July 24, 2021. If we fail to fully develop our remaining project under the land concession contract by July 24, 2021, or receive a further extension of the development period from the Macau government, we may be forced to forfeit all or part of our investment in the granted land, along with our interest in Studio City.

The Adjusted EBITDA for Studio City as mentioned in Melco’s unaudited third quarter 2018 earnings release dated November 8, 2018 does not reflect the intra-Melco group fees for the Master Services Agreements charged to Studio City Investments Limited and its subsidiaries and the costs related to VIP rolling chip operations at Studio City Casino under the Services and Right to Use Arrangements. The consolidated financials of Studio City Investments Limited contained in this report reflect such intra-Melco group fees charged and the costs related to VIP rolling chip operations at Studio City Casino under the Services and Right to Use Arrangements. In addition, the Adjusted EBITDA for Studio City mentioned above includes operating income or losses generated at Studio City by SCI’s subsidiaries which are not subsidiaries of Studio City Investments Limited. Such operating income or losses are not included in the consolidated financials of Studio City Investments Limited. The total variance resulting from the above differences for the third quarter of 2018 is approximately US$13 million.

Three Months Ended September 30, 2018 Compared to Three Months Ended September 30, 2017

For the third quarter of 2018, our total revenues were US$143.4 million, an increase of US$2.1 million, from US$141.3 million of total revenues for the third quarter of 2017. The increase in total revenues was primarily due to the increase in revenues from the provision of gaming related services. The Company adopted the New Revenue Standard using the modified retrospective method from January 1, 2018. Results for the periods beginning on or after January 1, 2018 are presented under the New Revenue Standard, while prior year amounts are not adjusted and continue to be reported in accordance with the previous basis. There were no material impacts on our total revenues for the three months ended September 30, 2018 as a result of the adoption of the New Revenue Standard from January 1, 2018.

Net loss attributable to Studio City Investments Limited for the third quarter of 2018 was US$15.2 million, an increase of US$3.6 million from a net loss attributable to Studio City Investments Limited of US$11.6 million for the third quarter of 2017, primarily due to a one-time special gift granted to non-management employees.

Studio City Casino generated gross gaming revenues of US$397.9 million and US$408.5 million for the third quarters of 2018 and 2017, respectively. Rolling chip volume totaled US$5.1 billion for both quarters ended September 30, 2018 and 2017. The rolling chip win rate was 3.1% in the third quarter of 2018 versus 4.0% in the third quarter of 2017. The expected rolling chip win rate range is 2.7% - 3.0%. Mass market table games drop increased to US$807.9 million in the third quarter of 2018 compared with US$747.1 million in the third quarter of 2017. The mass market table games hold percentage was 27.2% in the third quarter of 2018 compared to 25.0% in the third quarter of 2017. Gaming machine handle for the third quarter of 2018 was US$641.6 million, compared with US$581.2 million in the third quarter of 2017. The gaming machine win rate was 2.9% in the third quarter of 2018 compared to 3.3% in the third quarter of 2017. After Melco Resorts Macau deducted gaming tax and the costs incurred in connection with its operation of Studio City Casino pursuant to the Services and Right to Use Arrangements from the gross gaming revenues, US$82.0 million and US$80.5 million were recognized as revenues from provision of gaming related services for the third quarters of 2018 and 2017, respectively.

Total non-gaming revenue for the third quarter of 2018 was US$61.4 million, compared with US$60.8 million for the third quarter of 2017.

Total net non-operating expenses for the third quarter of 2018 were US$49.5 million, which mainly included interest expenses of US$50.2 million, as compared to total net non-operating expenses of US$47.8 million for the third quarter of 2017, which mainly included interest expenses of US$48.5 million.

Depreciation and amortization costs of US$41.5 million were recorded in the third quarter of 2018, of which US$0.8 million was related to the amortization expense for the land use right.

Nine Months Ended September 30, 2018 Compared to Nine Months Ended September 30, 2017

For the nine months ended September 30, 2018, our total revenues were US$425.2 million, an increase of US$31.5 million, from US$393.7 million of total revenues for the nine months ended September 30, 2017. The increase in total revenues was primarily due to the increase in revenues from the provision of gaming related services as a result of better performance in all gaming segments at Studio City Casino. There were no material impacts on our total revenues for the nine months ended September 30, 2018 as a result of the adoption of the New Revenue Standard from January 1, 2018.

Net loss attributable to Studio City Investments Limited for the nine months ended September 30, 2018 was US$40.7 million, a decrease of US$27.4 million from a net loss attributable to Studio City Investments Limited of US$68.1 million for the nine months ended September 30, 2017, primarily due to the increased revenues from provision of gaming related services mentioned above.

Liquidity and Capital Resources

Up through the opening of Studio City, our principal sources of liquidity included shareholder equity contributions, loan facilities and senior notes facilities to meet our project development needs. Following the opening of Studio City in October 2015, we relied on, and intend to continue to rely on, our cash generated from our operations and our debt and equity financings.

On October 22, 2018, SCI completed an initial public offering of American depositary shares (“ADSs” and such offering, the “IPO”) representing the Class A ordinary shares of SCI, and on November 19, 2018, SCI completed the closing of the exercise of the over-allotment option in relation to the IPO. SCI received total proceeds of approximately US$406.7 million from the ADSs sold in the IPO, including the 28,750,000 ADSs sold initially and the 4,312,500 ADSs sold pursuant to the over-allotment option, and approximately US$2.5 million from the concurrent private placement to Melco International Development Limited (“Melco International”) in connection with Melco International’s “assured entitlement” distribution to its shareholders, after deducting underwriting discounts and commissions but before deducting offering expenses payable by SCI.

As of September 30, 2018, we held cash and cash equivalents of US$318.6 million, a bank deposit with an original maturity over three months of US$20.0 million and restricted cash of US$27.5 million. Restricted cash represented certain bank account balances required to be maintained in accordance with the terms of the respective agreements of the Studio City Company Notes and the 2021 Studio City Senior Secured Credit Facility. The revolving credit facility under the 2021 Studio City Senior Secured Credit Facility remains available for future drawdown, subject to satisfaction of certain conditions precedent.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated. The consolidated cash flows data for the three and nine months ended September 30, 2017 have been adjusted to reflect the retrospective adoption on January 1, 2018 of Accounting Standards Update 2016-18 Statement of Cash Flows (Topic 230): Restricted Cash (A Consensus of the FASB Emerging Issues Task Force). As a result of the adoption, restricted cash is included with cash and cash equivalents in the beginning and ending balances, and the changes in restricted cash that were previously reported within net cash used in investing activities in the consolidated statements of cash flows have been eliminated.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
	(In thousands of US$)
Net cash provided by operating activities	$58,484	$48,380	$134,510	$70,992
Net cash used in investing activities	(9,759)	(9,921)	(141,667)	(39,823)
Cash used in a financing activity	—	—	—	(1,259)

Net increase (decrease) in cash, cash equivalents and restricted cash	48,725	38,459	(7,157)	29,910
Cash, cash equivalents and restricted cash at beginning of period	297,358	328,508	353,240	337,057

Cash, cash equivalents and restricted cash at end of period	$346,083	$366,967	$346,083	$366,967

Operating Activities

Operating cash flows are generally affected by changes in operating income and certain operating assets and liabilities, including receivables related to the provision of gaming related services and hotel operations, as well as the non-gaming businesses, including food and beverage, entertainment, mall, retail and other, which are conducted primarily on a cash basis.

Net cash provided by operating activities was US$58.5 million for the three months ended September 30, 2018, as compared to net cash provided by operating activities of US$48.4 million for the three months ended September 30, 2017. The increase in net cash provided by operating activities was mainly attributable to decreased working capital for operations.

Net cash provided by operating activities was US$134.5 million for the nine months ended September 30, 2018, as compared to net cash provided by operating activities of US$71.0 million for the nine months ended September 30, 2017. The increase in net cash provided by operating activities was primarily due to the higher contribution of cash generated from the improving operations as described in the foregoing sections and decreased working capital for operations.

Investing Activities

Net cash used in investing activities was US$9.8 million for the three months ended September 30, 2018 as compared to net cash used in investing activities of US$9.9 million for the three months ended September 30, 2017. Net cash used in investing activities for the three months ended September 30, 2018 mainly included the capital expenditure payments of US$13.2 million and funds paid to an affiliated company of US$1.2 million, partially offset by the withdrawal of a bank deposit with original maturity over three months of US$5.0 million.

Net cash used in investing activities for the three months ended September 30, 2017 mainly included the placement of a bank deposit with original maturity over three months of US$4.9 million, capital expenditure payments of US$3.4 million and funds paid to an affiliated company of US$1.2 million.

Net cash used in investing activities was US$141.7 million for the nine months ended September 30, 2018 as compared to net cash used in investing activities of US$39.8 million for the nine months ended September 30, 2017. The change was primarily due to the increase in capital expenditure payments and net placement of bank deposits with original maturities over three months. Net cash used in investing activities for the nine months ended September 30, 2018 mainly included capital expenditure payments of US$121.4 million, net placement of bank deposits with original maturities over three months of US$15.1 million and funds paid to an affiliated company of US$6.1 million.

Net cash used in investing activities for the nine months ended September 30, 2017 mainly included capital expenditure payments of US$32.0 million, placement of a bank deposit with original maturity over three months of US$4.9 million and funds paid to an affiliated company of US$2.3 million.

Financing Activity

There was no cash used in or provided by any financing activity for the three and nine months ended September 30, 2018.

There was also no cash used in or provided by any financing activity for the three months ended September 30, 2017. Cash used in a financing activity was US$1.3 million for the nine months ended September 30, 2017, due to the payment of debt issuance costs associated with the Studio City Company Notes and the 2021 Studio City Senior Secured Credit Facility.

Indebtedness and Capital Contributions

The following table presents a summary of our gross indebtedness, before the reduction of debt issuance costs, as of September 30, 2018:

As of September 30, 2018
(in thousands of US$)
Studio City Company Notes	$1,200,000
Studio City Intercompany Note	707,505
2021 Studio City Senior Secured Credit Facility	129

$1,907,634

Studio City Investments Limited

Index To Unaudited Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2018

Studio City Investments Limited

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars, except share and per share data)

	September 30, 2018	December 31, 2017
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$318,554	$346,259
Bank deposit with original maturity over three months	20,000	4,884
Restricted cash	27,399	6,851
Accounts receivable, net	2,056	2,236
Amounts due from affiliated companies	49,555	59,180
Inventories	9,722	9,813
Prepaid expenses and other current assets	28,987	19,785

Total current assets	456,273	449,008

PROPERTY AND EQUIPMENT, NET	2,088,576	2,159,638
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	42,377	55,266
ADVANCE TO AN AFFILIATED COMPANY	2,383	2,344
RESTRICTED CASH	130	130
LAND USE RIGHT, NET	123,180	125,672

TOTAL ASSETS	$2,712,919	$2,792,058

LIABILITIES AND SHAREHOLDER’S EQUITY

CURRENT LIABILITIES
Accounts payable	$4,638	$2,603
Accrued expenses and other current liabilities	75,359	143,372
Amounts due to affiliated companies	18,147	14,824
Income tax payable	33	—

Total current liabilities	98,177	160,799

LONG-TERM DEBT, NET	1,185,895	1,181,847
LOAN FROM AN AFFILIATED COMPANY	707,505	676,834
OTHER LONG-TERM LIABILITIES	4,087	11,037
DEFERRED TAX LIABILITIES	869	589

SHAREHOLDER’S EQUITY
Ordinary shares, par value $1; 50,000 shares authorized; 3 shares issued and outstanding	—	—
Additional paid-in capital	1,457,109	1,457,109
Accumulated other comprehensive losses	(65)	(65)
Accumulated losses	(731,638)	(687,621)

Total Studio City Investments Limited shareholder’s equity	725,406	769,423
Noncontrolling interests	(9,020)	(8,471)

Total equity	716,386	760,952

TOTAL LIABILITIES AND EQUITY	$2,712,919	$2,792,058

Studio City Investments Limited

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
OPERATING REVENUES
Provision of gaming related services	$82,028	$80,498	$250,623	$213,850
Rooms	22,653	22,455	66,236	65,579
Food and beverage	16,734	13,750	46,774	40,526
Entertainment	3,593	4,458	8,781	12,391
Services fee	11,885	11,270	33,676	33,665
Mall	5,668	7,156	16,366	22,674
Retail and other	846	1,706	2,725	4,988

Total revenues	143,407	141,293	425,181	393,673

OPERATING COSTS AND EXPENSES
Provision of gaming related services	(5,073)	(6,530)	(15,829)	(18,294)
Rooms	(5,562)	(5,405)	(16,516)	(16,112)
Food and beverage	(13,617)	(11,780)	(39,586)	(35,936)
Entertainment	(2,849)	(3,455)	(8,150)	(10,601)
Mall	(2,012)	(1,240)	(5,531)	(3,669)
Retail and other	(609)	(1,879)	(1,883)	(3,780)
General and administrative	(37,395)	(32,511)	(105,291)	(100,090)
Pre-opening costs	(354)	(23)	(407)	17
Amortization of land use right	(831)	(832)	(2,492)	(2,493)
Depreciation and amortization	(40,632)	(41,624)	(121,306)	(125,001)
Property charges and other	(356)	(65)	(1,717)	(4,332)

Total operating costs and expenses	(109,290)	(105,344)	(318,708)	(320,291)

OPERATING INCOME	34,117	35,949	106,473	73,382

NON-OPERATING INCOME (EXPENSES)
Interest income	907	585	2,313	1,348
Interest expenses	(50,184)	(48,516)	(149,251)	(144,428)
Loan commitment fees	(106)	(106)	(314)	(314)
Foreign exchange (losses) gains, net	(146)	13	(244)	389
Other income, net	—	231	155	695

Total non-operating expenses, net	(49,529)	(47,793)	(147,341)	(142,310)

LOSS BEFORE INCOME TAX	(15,412)	(11,844)	(40,868)	(68,928)
INCOME TAX CREDIT (EXPENSE)	9	66	(366)	90

NET LOSS	(15,403)	(11,778)	(41,234)	(68,838)
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	201	143	516	764

NET LOSS ATTRIBUTABLE TO STUDIO CITY INVESTMENTS LIMITED	$(15,202)	$(11,635)	$(40,718)	$(68,074)

Note:

The Company adopted the New Revenue Standard on January 1, 2018 under the modified retrospective method. Results for the periods beginning after January 1, 2018 are presented under the New Revenue Standard, while prior year amounts are not adjusted and continue to be reported in accordance with the previous basis. Nevertheless, certain amounts in the condensed consolidated statements of operations for the three and nine months ended September 30, 2017 have been reclassified, which have no effect on previously reported net loss, to conform to the current period presentation.

Studio City Investments Limited

Condensed Consolidated Statements of Cash Flows (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES
Net cash provided by operating activities	$58,484	$48,380	$134,510	$70,992

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for acquisition of property and equipment	(13,222)	(3,369)	(121,364)	(31,961)
Placement of bank deposits with original maturities over three months	—	(4,884)	(24,987)	(4,884)
Funds to an affiliated company	(1,214)	(1,242)	(6,127)	(2,329)
Advance payments and deposits for acquisition of property and equipment	(379)	(766)	(1,847)	(1,423)
Advance to an affiliated company	2	(2)	(39)	(101)
Proceeds from sale of property and equipment and other long-term assets	67	342	2,826	875
Withdrawal of bank deposits with original maturities over three months	4,987	—	9,871	—

Net cash used in investing activities	(9,759)	(9,921)	(141,667)	(39,823)

CASH FLOW FROM A FINANCING ACTIVITY
Payments of deferred financing costs	—	—	—	(1,259)

Cash used in a financing activity	—	—	—	(1,259)

NET INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	48,725	38,459	(7,157)	29,910
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF PERIOD	297,358	328,508	353,240	337,057

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF PERIOD	$346,083	$366,967	$346,083	$366,967

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest	$(17,534)	$(17,533)	$(93,693)	$(93,692)
NON-CASH INVESTING ACTIVITIES
Change in accrued expenses and other current liabilities related to acquisition of property and equipment	3,601	14,973	12,065	15,780
Change in amounts due from/to affiliated companies related to acquisition of property and equipment and other long-term assets	2,721	621	8,204	3,689

RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH TO THE CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30, 2018	December 31, 2017
Cash and cash equivalents	$318,554	$346,259
Current portion of restricted cash	27,399	6,851
Non-current portion of restricted cash	130	130

Total cash, cash equivalents and restricted cash	$346,083	$353,240

Note:

The Company adopted the new guidance on the classification and presentation of restricted cash in the statement of cash flows issued by the Financial Accounting Standards Board on a retrospective basis. For the three and nine months ended September 30, 2017, the changes in restricted cash of $20,547 and $20,548, respectively, were previously reported within net cash used in investing activities in the condensed consolidated statements of cash flows.

F-4